

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 11, 2016

Via E-mail
Mr. James Muehlbauer
Chief Financial Officer
The Valspar Corporation
1101 South 3rd Street
Minneapolis, MN 55415

> **Re: The Valspar Corporation**
> **Form 10-K for the Fiscal Year Ended October 30, 2015**
> **Filed December 18, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 22, 2016**
> **Form 8-K**
> **Filed November 24, 2015**
> **File No. 1-3011**

Dear Mr. Muehlbauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13
Results of Operations, page 14

1.   We note your disclosure that one of the primary reasons for the decline in your net sales for fiscal year 2015 was a "a change in product line offering at a key North America customer that took effect in the first quarter of 2015." In future filings, if the change in a

relationship with one of your customers has had a material impact on your revenue, please disclose the name of the customer.

2.   We note disclosures here and in the notes to the financial statements related to restructuring activities that have occurred during each period presented. Please revise future filings to also address the following:

- More fully discuss the events or facts and circumstances that lead to restructuring activities and update their completion status;

- Disclose additional expected costs, if applicable;

- Disclose and discuss the expected effect of restructuring activities on future operating results and cash flows, including when the effects are expected to be realized;

- In subsequent periods, disclose and discuss the extent to which expected effects were or were not achieved and explain why; and

- For asset impairments, address how fair value is determined and, if applicable, disclose the remaining carrying values of impaired assets.

Please refer to SAB 5P and ASCs 420, 360 and 820.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11
Performance-Based Restrictive Stock Units (PSUs) for Fiscal 2015-2017, page 19

3.   We note your discussion that disclosing the levels of earnings per share growth are "deemed strategic and commercial sensitive." Please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of these targets will cause you competitive harm. For further guidance on the competitive harm analysis, please see Regulation S-K C&DI 118.04.

Forms 8-K filed on November 24, 2015

4.   In your earnings release and related slide presentation, we note you provide disclosures that you identify as "Net Sales", "Coating Sales", and "Paints Sales", and provide a footnote that indicates these disclosures actually relate to non-GAAP financial measures. Please revise future disclosures related to non-GAAP financial measures to:

- Not use GAAP terminology when you are refer to non-GAAP financial measures; and

- If you continue to provide non-GAAP financial measures or percentage changes related to consolidated sales and/or segment sales, include tabular reconciliations to the most directly comparable GAAP measures or percentage changes.

5.   In narrative disclosures in your earnings release, we note numerous instances where you

refer to reconciling items related to your non-GAAP financial measures as "non-recurring"; however, it appears to us that similar reconciling items are included in multiple periods. Please revise future disclosures related to non-GAAP financial measures to not identify reconciling items as "non-recurring" if similar items occur in more than one period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

cc: Tim Beastrom, Esq.
        The Valspar Corporation

        Ms. Brenda McCormick
        The Valspar Corporation